SECURITIES AND EXCHANGE COMMISSION

                              Washington, DC 20549

                                    FORM 6-K


                            Report of Foreign Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                       Polska Telefonia Cyfrowa Sp. z o.o.

             (Exact Name of Registrant as Specified in Its Charter)

                      Al. Jerozolimskie 181, 02-222 Warsaw

                    (Address of Principal Executive Offices)

                                     Poland


      Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X|   Form 40-F |_|

Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes |_|         No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A


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Press Release                                                             [LOGO]


           ANTI-MONOPOLY COURT DECIDES ON VALIDITY OF URT DECISION ON
              INTERCONNECTION SETTLEMENTS BETWEEN PTC AND TP S.A.

Warsaw, Poland - November 7, 2002 - Polska Telefonia Cyfrowa Sp. z o.o. (PTC), (www.era.pl) the leading Polish wireless provider of nationwide dual band GSM 900 & GSM 1800 services, and holder of the UMTS license, today announced that on November 6, 2002 the Anti-monopoly Court in Warsaw upheld the appeal by TP S.A., the incumbent fixed-line operator in Poland, against an interconnection decision issued by URT (the Polish telecommunication market regulatory body).

On November 30, 2001, URT issued a decision which lowered by an average 67% the mobile to fixed interconnection rates paid by PTC to TPSA, previously regulated by the mutual agreement between those companies.

During 2002 TPSA appealed this decision to the Anti-monopoly court. The court upheld TPSA's appeal solely for the reason that it regarded the justification for the new level of rates set by URT as insufficiently detailed. Other claims by TPSA, in particular challenging URT's jurisdiction to issue the decision, have been turned down. PTC understands that URTiP is now obliged to issue a new decision in respect to PTC's original complaint against TP S.A. PTC strongly believes that URTiP will deliver a substantively unchanged decision in favour of PTC.

PTC intends to appeal to the Supreme Court for cancellation of Anti-monopoly Court's decision. PTC is of the opinion that convergence of interconnection rates in Poland with the rates observed in more advanced European markets is inevitable and is a condition for establishing a fair competitive environment on the Polish telecommunications market. The URT decision of November 2001 was a proper step in this direction as it moved mobile-to-fixed interconnection rates to a level not far above European benchmarks.

Based on URT decision PTC has been calculating interconnection expenses, which for the period from the issuance of the decision till the end of the third quarter of 2002 are PLN 52.7 million lower than they would have been using the rates prevailing before the decision was issued. Not knowing at this moment the result of a possible appeal to the Supreme Court or any new decision by the regulator, PTC has decided to take a prudent approach and create provisions in the third quarter of 2002 financial statements for the full amount of PLN 52.7 million. Announcement of the third quarter results is scheduled for November 13, 2002.

Additionally, PTC would like to inform, that on October 23, 2002, the Anti-monopoly Court turned down TPSA's appeal against another URT decision, which required TP S.A. to pay PTC interconnection fees for terminating international traffic incoming to PTC's network. As of today PTC has not been informed if TP S.A. will appeal this decision. Should there be an appeal PTC strongly believes that the Supreme Court would uphold the Anti-monopoly Court decision. PTC has been receiving interconnection revenue from international calls since May 2001. Until end of the third quarter of 2002 revenues of PLN
133.4 million have been recognized from this source.

Operating under the brand name of ERA, Polska Telefonia Cyfrowa provides the total range of basic and expanded wireless telephone services over an all-digital network. For more information, please see the www.era.pl. pages on the Internet.

                                       ###

      For further information contact:

Malgorzata Zelezinska
IR Manager
Phone (+48) 22 413 3275
Mobile: (+48) 602 20 3275
Fax: (+48) 22 413 6235
mzelezinska@era.pl

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POLSKA TELEFONIA CYFROWA Sp. z o.o.

(Registrant)



      By: /s/ Boguslaw Kulakowski

      Boguslaw Kulakowski, Director General



      By: /s/ Wilhelm Stueckemann

      Wilhelm Stueckemann, Director of Network Operations



      By: /s/ Jonathan Eastick

      Jonathan Eastick, Director of Finance


November 7, 2002